Bryan Cave LLP

One Atlantic Center, Fourteenth Floor

1201 West Peachtree Street Northwest

Atlanta, Georgia 30309

November 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-701

Attention: Ms. Pamela Long, Assistant Director

RE:	Berry Plastics Group, Inc.

Amendment No. 1 Registration Statement on Form S-4

Filed November 8, 2016

File No. 333-213803

Dear Ms. Long:

On behalf of our client Berry Plastics Group, Inc. (“Berry”), please find a response to Comment 1 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter (the “Comment Letter”) dated November 22, 2016 regarding Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-213803) filed by Berry on November 8, 2016 (the “Registration Statement”). In light of Berry’s prior conversations with the Staff noting that the acquisition of AEP Industries Inc. (“AEP”) will not be significant as measured against Berry’s consolidated financial statements for the fiscal year ended October 1, 2016 to be included in Berry’s upcoming Annual Report on Form 10-K (the “Form 10-K”), Berry is submitting this letter to address the remaining comment in the Comment Letter in order to facilitate the expeditious review of the Registration Statement. As discussed with the Staff, Berry will file Amendment No. 2 to the Registration Statement (“Amendment No. 2”) without pro forma financial information under Article 11 of Regulation S-X since the acquisition of AEP will not be significant to Berry under Regulation S-X following the filing of the Form 10-K. The response below is based on information provided to us by Berry, AEP and their respective representatives.

For your convenience, the text of the Staff’s Comment Letter is set forth in italics below, followed by the response. In addition, below are excerpts from the relevant portions of the Registration Statement indicating the changes to the disclosure that will be included in Amendment No. 2. Terms not defined in this letter shall have the meanings given to such terms in the Registration Statement.

General

1.	We note your disclosure that AEP will not re-solicit votes from its stockholders regarding adoption of the merger agreement in the event that Berry makes the Alternative Funding Election. We note that delivery of the tax opinions and the absence of a parent material adverse event are closing conditions to the merger. We note that Berry may select the Alternative Funding Election if (1) AEP provides written notice to Berry that there is a parent material adverse effect (as defined in the merger agreement) or (2) that the written tax opinion that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes required to be delivered to AEP in connection with the mergers cannot be delivered. It is our position that that re-solicitation is generally required when companies waive material conditions to a merger. For example, in Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011), the Staff takes the position that a registrant must undertake to recirculate and resolicit if the tax opinion condition is waived and the change in tax consequences is material. Further, we believe that the nature of the consideration to be received by shareholders in the merger is material to their investment decision whether to approve the merger. Therefore, we believe that you should resolicit shareholders if Berry selects the Alternative

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 29, 2016

Funding Election to give investors an opportunity to separately consider the merger on those terms. Please revise accordingly, or provide a legal analysis supporting your belief that a re-solicitation is not necessary.

Response: Berry acknowledges that, pursuant to the Alternative Funding Election, the parties may consummate the mergers despite either (1) the occurrence of a “parent material adverse effect” (as defined in the merger agreement) or (2) the failure of AEP’s legal advisors to deliver a tax opinion confirming that the mergers will be treated as a “reorganization” for U.S. federal income tax purposes (collectively, the “specified conditions”).  However, Berry respectfully notes that the Alternative Funding Election does not result in the waiver of the specified conditions but instead provides that in certain specified events the alternative merger consideration would be paid and the specified conditions would no longer be conditions to closing.  Indeed, unlike the waiver of the tax opinion condition contemplated by Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011), should the Alternative Funding Election be properly made by Berry pursuant to the merger agreement, AEP will not retain the discretion to determine whether to waive the applicable specified condition, but will instead be obligated to proceed with the closing of the mergers despite the failure of those specified conditions (with AEP stockholders receiving the alternative merger consideration of $110.00 in cash).

Moreover, Berry notes that AEP will be soliciting votes from AEP stockholders having fully disclosed to such stockholders that the merger consideration to be received in the mergers will comprise, depending on the occurrence or non-occurrence of the specified events, one of the following two alternatives: (1) 2.5011 shares of Berry common stock or $110.00 in cash, at the holder’s election and subject to the proration procedures set forth in the merger agreement or (2) in the event of the Alternative Funding Election, $110.00 in cash.  Other registrants have previously submitted to a vote of its stockholders similar merger agreements that provide for alternative merger consideration, depending on the occurrence or non-occurrence of future events, without committing to re-soliciting the vote of its stockholders in the event that the alternative merger consideration became payable, including in the following instances: Berkshire Hills Bancorp (File No. 333-173404); Global Payments, Inc. (File No. 333-209419); and Western Digital Corporation (File No. 333-208517).

We also note that read in context, Section III.D.3 of Staff Legal Bulletin No. 19 is fairly read to address a situation where the tax consequences may vary materially from the disclosure previously provided to stockholders. The Registration Statement already contains a description of the tax consequences of the mergers in the event that the Alternative Funding Election is made. The Registration Statement clearly discloses that stockholders of AEP will recognize gain or loss in an amount equal to the difference between the amount of cash received and the AEP stockholder’s aggregate tax basis in its AEP common stock surrendered in exchange thereof. Accordingly, when voting for or against adoption of the merger agreement, AEP stockholders will be aware of the potential tax consequences in the event that either set of merger consideration is delivered to AEP stockholders.

Indeed, the Alternative Funding Election as alternative merger consideration increases the likelihood that AEP stockholders will receive the value proposed to be provided by the pending transaction. By providing that, under the “specified conditions,” AEP stockholders will receive $110.00 in cash per share, the Alternative Funding Election allows AEP stockholders to realize the negotiated premium on their shares of AEP (net of any taxes payable from any additional cash consideration). Absent the Alternative Funding Election structure, the merger agreement would be subject to termination, which would prevent AEP stockholders from realizing the negotiated premium, or, if AEP waived the parent material adverse condition, AEP stockholders would be required to accept at least a portion of their merger consideration in Berry common stock that likely would have significantly less value. Moreover, the conversion of the transaction to an all-cash deal in the event of an Alternative Funding Election serves to protect AEP stockholders from any underlying market or economic conditions that may give rise to the failure of the specified conditions by removing stock consideration (with its floating value) from the merger consideration and instead delivering to AEP stockholders the fixed cash value of $110.00. Importantly, the Alternative Funding Election is available to Berry only in the event that AEP asserts a parent material adverse effect or AEP’s legal counsel is unable to deliver a tax opinion; accordingly, Berry is unable to independently effect an Alternative Funding Election and unilaterally select between the two sets of merger consideration.

Notwithstanding the above, AEP has stated on pages 8 and 46 of Amendment No. 1 that in the event that Berry makes the Alternative Funding Election prior to the date of the special meeting, AEP will provide AEP stockholders with a duplicate proxy card and supplemental information in sufficient time prior to the special meeting to allow AEP stockholders the opportunity to change their votes with respect to the matters to be considered at the AEP special meeting, including the adoption of the merger agreement, in light of the Alternative Funding Election.  Additionally, in response to the Staff’s comment, the disclosure in Amendment No. 2 will be revised to include the revised disclosure below, which (i) reiterates AEP’s commitment to (a) recirculating proxies to AEP stockholders if the Alternative Funding Election is made prior to the special meeting and (b) providing notice to AEP stockholders if the conditions that give rise to an Alternative Funding Election have occurred and (ii) underscores to AEP stockholders that the merger consideration to be received in the mergers may not be known at the time of the special meeting:

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 29, 2016

Questions and Answers About the Mergers and the Special Meeting

Q:

How will the vote of AEP’s stockholders be affected if Berry makes the Alternative Funding Election?

A:

In the event that Berry makes the Alternative Funding Election, AEP will not re-solicit votes from its stockholders regarding adoption of the merger agreement and the other matters to be considered at the AEP special meeting unless required by applicable law or stock exchange rules. Nonetheless, AEP will announce by Form 8-K or press release if the conditions giving rise to an Alternative Funding Election have occurred, and if Berry makes the Alternative Funding Election prior to the date of the AEP special meeting, AEP will recirculate a duplicate proxy card and supplemental information to ~~provide~~ AEP stockholders in sufficient time prior to the special meeting to provide them with the ~~who have already submitted their votes pursuant to the instructions contained in this proxy statement/prospectus and their proxy cards with an~~ opportunity to change their votes with respect to the adoption of the merger agreement and the other matters to be considered at the AEP special meeting in light of the Alternative Funding Election. However, if Berry makes the Alternative Funding Election on or after the date of the AEP special meeting, AEP does not intend to convene another special meeting of its stockholders regarding the adoption of the merger agreement and the other matters considered at the AEP special meeting and accordingly stockholders should take into account the possibility that the Alternative Funding Election could occur when voting their shares with respect to adoption of the merger agreement. It is possible that, at the time of the AEP special meeting, AEP stockholders will not know whether or not Berry will make the Alternative Funding Election and, therefore, may not know whether they will have the ability to elect the cash consideration or the stock consideration, subject to proration, or whether the merger consideration will be paid entirely in cash when voting their shares with respect to adoption of the merger agreement. By voting to adopt the merger agreement, AEP stockholders would be approving the mergers, regardless of whether the merger consideration consists of a combination of the stock consideration and cash consideration (subject to proration as described above), or the merger consideration consists entirely of the cash consideration (in the event that Berry makes the Alternative Funding Election and the mergers are consummated).

Solicitation of Proxies

Solicitation of Proxies

All costs of soliciting proxies of AEP stockholders shall be borne by AEP. In addition to soliciting proxies by mail, directors, officers, and employees of AEP may solicit proxies personally by email and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. AEP will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

In the event that Berry makes the Alternative Funding Election, AEP will not re-solicit votes from its stockholders regarding adoption of the merger agreement and the other matters to be considered at the AEP special meeting unless required by applicable law or stock exchange rules. Nonetheless, AEP will announce by Form 8-K or press release if the conditions giving rise to an Alternative Funding Election have occurred, and if Berry makes the Alternative Funding Election prior to the date of the AEP special meeting, AEP will recirculate a duplicate proxy card and supplemental information to ~~provide~~ AEP stockholders in sufficient time prior to the special meeting to provide them with the ~~who have already submitted their votes pursuant to the instructions contained in this proxy statement/prospectus and their proxy cards with an~~ opportunity to change their votes with respect to the adoption of the merger agreement and the other matters to be considered at the AEP special meeting in light of the Alternative Funding Election. However, if Berry makes the Alternative Funding Election on or after the date of the AEP special meeting, AEP does not intend to convene another special meeting of its stockholders regarding the adoption of the merger agreement and the other matters considered at the AEP special meeting and accordingly stockholders should take into account the possibility that the Alternative Funding Election could occur when voting their shares with respect to adoption of the merger agreement. It is possible that, at the time of the AEP special meeting, AEP stockholders will not know whether or not Berry will make the Alternative Funding Election and,

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 29, 2016

therefore, may not know whether they will have the ability to elect the cash consideration or the stock consideration, subject to proration, or whether the merger consideration will be paid entirely in cash when voting their shares with respect to adoption of the merger agreement. By voting to adopt the merger agreement, AEP stockholders would be approving the mergers, regardless of whether the merger consideration consists of a combination of the stock consideration and cash consideration (subject to proration as described above), or the merger consideration consists entirely of the cash consideration (in the event that Berry makes the Alternative Funding Election and the mergers are consummated).

*       *       *       *

Ms. Pamela Long, Assistant Director

Securities and Exchange Commission

November 29, 2016

Please contact me (404-572-6785) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson, Esq.

cc:	Tracey Houser
Melissa Rocha
David Korvin
Asia Timmons-Pierce
Securities and Exchange Commission

Jason K. Greene, Esq.
Berry Plastics Group, Inc.

Louis C Spelios, Esq.
Bryan Cave LLP

Paul M. Feeney
AEP Industries, Inc.

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Michael S. Ben, Esq.
Meredith Ervine, Esq.
Honigman Miller Schwartz and Cohn LLP